Exhibit 99.3

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Baytex Energy Trust ("Baytex")
Suite 2200, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7

2.	Date of Material Change:

March 23, 2009

3.	News Release:

A press release was issued by Baytex on March 23, 2009 and disseminated through the facilities of Marketwire and would have been received by the securities commissions where Baytex is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

Baytex announced that it has entered into a bought deal financing agreement with a syndicate of underwriters pursuant to which the syndicate has agreed to purchase 6,900,000 trust units at $14.50 per unit for total gross proceeds of $100,050,000.  Baytex has granted the underwriters an option, exercisable, in whole or in part, at any time on or within 30 days after closing, to purchase an additional 1,035,000 trust units at the same offering price which, if exercised, would increase the total gross proceeds to $115,057,500.

5.	Full Description of Material Change:

5.1           Full Description of Material Change

Baytex announced that it has entered into a bought deal financing agreement with a syndicate of underwriters pursuant to which the syndicate has agreed to purchase 6,900,000 trust units at $14.50 per unit for total gross proceeds of $100,050,000.  The syndicate is led by TD Securities Inc. and includes CIBC World Markets Inc., National Bank Financial Inc., RBC Capital Markets, Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd., Peters & Co. Limited, Tristone Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc. and Dundee Securities Corporation. Baytex has granted the underwriters an option, exercisable, in whole or in part, at any time on or within 30 days after closing, to purchase an additional 1,035,000 trust units at the same offering price which, if exercised, would increase the total gross proceeds to $115,057,500.  The net proceeds of the offering will be used for general corporate purposes.

The offering will be made in all provinces of Canada by way of a short form prospectus.  This offering is subject to customary regulatory approvals and is expected to close on or about April 14, 2009.  Purchasers of trust units under the offering who continue to hold such units, will be eligible to receive the distribution to be paid on May 15, 2009 to holders of record on April 30, 2009.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this material change report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Specifically, this material change report contains forward-looking statements relating to the use of the net proceeds of the offering, the filing of the short form prospectus, the closing date of the offering and the first distribution that purchasers of the trust units will be eligible to receive.    The forward-looking statements contained in this material change report speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the timing of obtaining regulatory approvals.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in Baytex's Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

5.2          Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Derek Aylesworth, Chief Financial Officer of Baytex Energy Ltd., the administrator of Baytex.

Telephone:  (403) 538-3639
Facsimile:   (403) 205-3845

9.	Date of Report

March 26, 2009.